

March 1, 2011

C.H.R. DuPree
Senior Vice President, Corporate Governance,
    and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, NY 11749

>   **Re: CA, Inc.**
>   **Form 8-K**
>   **Filed January 25, 2011**
>   **File No. 001-09247**

Dear Mr. DuPree:

    We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in the comment below. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 99.1

Table 5

CA Technologies

Reconciliation of GAAP to non-GAAP Income from Continuing Operations

1.   Tell us what consideration you gave to the Staff's interpretive guidance that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Consider removing in future filings and earnings releases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief